GRAVITY CO., LTD.

Separate Financial Statements

For the Years Ended December 31, 2025 and 2024

(With Independent Auditor’s Report Thereon)

Contents

Page
Independent Auditor’s Report    1
Separate Statements of Financial Position    3
Separate Statements of Comprehensive Income    5
Separate Statements of Changes in Equity    6
Separate Statements of Cash Flows    7
Notes to the Separate Financial Statements    8

Independent Auditor’s Report
English Translation of a Report Originally Issued in Korean

To the Board of Directors and Shareholders of Gravity Co., Ltd.:

Opinion
We have audited the separate financial statements of Gravity Co., Ltd (“the Company”), which comprise the separate statements of financial position as at December 31, 2025 and 2024, and the separate statement of comprehensive income, separate statements of changes in equity and separate statements of cash flows for the years then ended, and notes to the separate financial statements, including material accounting policy information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Company as at December 31, 2025 and 2024, and its separate financial performance and its separate cash flows for the years then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS).
Basis for Opinion
We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of the separate financial statements and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.
Other Matter
Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.
Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements
Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the separate financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations.
Those charged with governance are responsible for overseeing the Company’s financial reporting process.
Auditor’s Responsibilities for the Audit of the Separate Financial Statements
Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:
∙Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
∙Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.
∙Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
∙Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.
∙Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Samil PricewaterhouseCoopers

Seoul, Korea
March 19, 2026

This report is effective as of March 19, 2026, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

GRAVITY CO., LTD.
Separate Statements of Financial Position

As of December 31, 2025 and 2024

(In thousands of won)	Notes		December 31, 2025	December 31, 2024

Assets
Current assets
Cash and cash equivalents	5,6,23	~~W~~	30,553,616	64,263,198
Short-term financial instruments	6,23		389,000,000	278,000,000
Accounts receivable, net	6,7,15,23		28,536,382	35,651,270
Other receivables, net	6,7,23		3,420,324	3,409,219
Prepaid expenses	15		1,409,245	1,226,672
Other current financial assets	6,23		3,945,138	5,897,585
Other current assets			1,178,880	380,417
			458,043,585	388,828,361
Non-current assets
Investments in subsidiaries	8		49,236,515	49,376,747
Property and equipment, net	9,22		4,083,804	5,344,496
Intangible assets, net	10		6,284,550	6,765,893
Other non-current financial assets	6,23		3,342,526	1,999,836
Other non-current assets	11		14,529,957	6,277,319
Deferred tax assets	20		4,118,562	3,504,236
			81,595,914	73,268,527
Total assets		~~W~~	539,639,499	462,096,888

See accompanying notes to the separate financial statements.

GRAVITY CO., LTD.
Separate Statements of Financial Position, Continued

As of December 31, 2025 and 2024

(In thousands of won)	Notes		December 31, 2025	December 31, 2024

Liabilities
Current liabilities
Accounts payable	6,23	~~W~~	22,950,035	22,597,276
Deferred revenue	15		5,589,150	6,027,907
Withholdings			595,152	829,430
Accrued expenses			1,109,202	1,277,685
Income tax payable	20		2,604,736	3,435,351
Other current liabilities	6,22,23		1,338,394	1,869,454
			34,186,669	36,037,103
Non-current liabilities
Long-term accounts payable	6,23		622,745	220,108
Long-term deferred revenue	15		409,752	2,571,862
Other non-current liabilities	6,202,223		2,945,864	4,614,080
			3,978,361	7,406,050
Total liabilities		~~W~~	38,165,030	43,443,153

Equity
Share capital	114		3,474,450	3,474,450
Capital surplus	14		27,482,683	27,482,683
Retained earnings	14		470,517,336	387,696,602
Total equity			501,474,469	418,653,735
Total liabilities and equity		~~W~~	539,639,499	462,096,888

See accompanying notes to the separate financial statements.

GRAVITY CO., LTD.
Separate Statements of Comprehensive Income

For the years ended December 31, 2025 and 2024

(In thousands of won)	Notes		2025		2024

Revenue	1,524
Online games		~~W~~	37,920,178	~~W~~	36,477,961
Mobile games			146,024,476		142,121,659
Other revenue			2,176,291		703,205
			186,120,945		179,302,825
Cost of revenue	16		78,629,202		79,520,828
Gross profit			107,491,743		99,781,997
Selling, general and administrative expenses	1,617		64,469,666		55,591,566
Operating profit			43,022,077		44,190,431
Non-operating income and expenses
Finance income	618		17,972,941		20,047,120
Finance costs	618		(5,683,538)		(5,048,084)
Other non-operating income	19		57,115,565		44,145,625
Other non-operating expenses	19		(14,281,682)		(989,581)
Profit before income tax			98,145,363		102,345,511
Income tax expense	20		15,324,629		14,453,156
Profit for the year		~~W~~	82,820,734	~~W~~	87,892,355
Other comprehensive income
Items that may be subsequently reclassified to profit or loss
Foreign currency translation adjustments			-		-
Total comprehensive income for the year		~~W~~	82,820,734	~~W~~	87,892,355

See accompanying notes to the separate financial statements.

GRAVITY CO., LTD.
Separate Statements of Changes in Equity

For the years ended December 31, 2025 and 2024

(In thousands of won)	Notes		Share capital	Capital surplus	Other components of equity	Retained earnings	Total

Balance at January 1, 2024		~~W~~	3,474,450	27,482,683	-	299,804,247	330,761,380
Total comprehensive income for the period:
Profit for the year			-	-	-	87,892,355	87,892,355
Balance at December 31, 2024		~~W~~	3,474,450	27,482,683	-	387,696,602	418,653,735

Balance at January 1, 2025		~~W~~	3,474,450	27,482,683	-	387,696,602	418,653,735
Total comprehensive income for the period:
Profit for the year			-	-	-	82,820,734	82,820,734
Balance at December 31, 2025		~~W~~	3,474,450	27,482,683	-	470,517,336	501,474,469

See accompanying notes to the separate financial statements.

GRAVITY CO., LTD.
Separate Statements of Cash Flow

For the years ended December 31, 2025 and 2024

(In thousands of won)	Notes		2025		2024

Cash flows from operating activities
Profit for the year		~~W~~	82,820,734	~~W~~	87,892,355
Adjustments	21		(31,553,425)		(35,637,197)
Changes in operating assets and liabilities	21		(2,609,149)		(6,648,561)
Interest received			11,999,254		10,086,534
Dividend received			44,937,205		43,120,174
Interest paid			(145,197)		(77,204)
Income tax paid			(17,908,050)		(18,468,574)
Net cash provided by operating activities			87,541,372		80,267,527

Cash flows from investing activities
Decrease in other current financial assets			8,333		6,667
Disposal of property and equipment	9		1,387		802
Purchase of subsidiaries	8		(2,682,618)		(13,925,514)
Increase in short-term financial instruments			(111,000,000)		(29,000,000)
Increase in other non-current financial assets			(600,000)		-
Acquisition of property and equipment	9		(532,207)		(207,306)
Acquisition of intangible assets	10		(5,158,039)		(3,349,455)
Net cash used in investing activities			(119,963,144)		(46,474,806)

Cash flows from financing activities
Repayment of lease liabilities	22		(1,873,674)		(2,069,495)
Net cash used in financing activities			(1,873,674)		(2,069,495)

Effects of exchange rate changes on cash and cash equivalents			585,864		382,881
Net increase (decrease) in cash and cash equivalents			(33,709,582)		32,106,107
Cash and cash equivalents at beginning of the year			64,263,198		32,157,091
Cash and cash equivalents at end of the year		~~W~~	30,553,616	~~W~~	64,263,198

See accompanying notes to the separate financial statements.

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024
1. General Information
GRAVITY CO., LTD. (the “Company”) was incorporated on April 4, 2000, to engage in developing and publishing online and mobile games, and other related business. The Company’s headquarter is located at 15F, 396 World Cup buk-ro, Mapo-gu, Seoul, Korea. The Company’s principal game product, “Ragnarok”, a massive multi-player online role-playing game, was commercially launched in August 2002, and is currently operated internationally in 91 markets. The Company also operates many other games.

On February 8, 2005, the Company listed its shares on the Nasdaq Stock Market in the United States and issued 1,400,000 shares of common stocks in the form of American Depositary shares (“ADSs”) under the symbol “GRVY”.

As of December 31, 2025, the total paid-in capital amounts to ~~W~~3,474,450 thousand. The Company’s major shareholders and their respective percentage of ownership as of December 31, 2025 are as follows:

	Number of shares	Ownership (%)
GungHo Online Entertainment, Inc.	4,121,737	59.31
Others	2,827,163	40.69
	6,948,900	100.00

2. Basis of Presentation
These separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Stock Companies, Etc. in the Republic of Korea. The accompanying separate financial statements have been restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, financial performance or cash flows, is not presented in the accompanying separate financial statements.

These separate financial statements were authorized for issuance by the Board of Directors on March 6, 2026, and are expected to be submitted for approval at the shareholders’ meeting to be held on March 27, 2026.
(1) Basis of measurement
The separate financial statements have been prepared on the historical cost basis.
(2) Use of judgments and estimates
The preparation of the separate financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.
The estimates and assumptions that have significant risk of affecting the carrying amounts of assets and liabilities for the reporting period are as follows:

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024
2. Basis of Presentation, Continued
(2) Use of judgments and estimates, Continued
(a) Deferred revenue
The Company sells virtual currency and in-game items that can be used in mobile games to game users. For each game in each country, the Company estimates and applies the game user's life cycle in order to recognize revenue generated by micro-transactions. The game user's life cycle is estimated based on the average period from the game user's first payment date to the last access date for active paying game users. The Company considers a game user as an active user if the period between the time of the user’s most recent access of the game and the end of reporting period equals or is shorter than the estimated game users’ life cycle. For remaining amounts of virtual currency and items that active users own at period-end, the related revenue is deferred considering the items’ attributes. The Company estimates the user’s life cycle by analyzing game users’ activity patterns such as payment and access and it periodically reviews if there is any change of these estimates.
(b) Impairment of investments in subsidiaries
The Company has elected to account for its investments in subsidiaries and associates using the cost method in accordance with Korean International Financial Reporting Standards (K-IFRS) No. 1027, 'Separate Financial Statements.' Meanwhile, dividends received from subsidiaries and associates are recognized in profit or loss at the point when the right to receive the dividend is established.
The Company determines whether to recognize impairment losses on investments in subsidiaries and associates in accordance with the provisions of K-IFRS No. 1036, 'Impairment of Assets.' If there are indicators of impairment, the Company performs an impairment test by comparing the entire carrying amount of the investment in subsidiaries and associates (including goodwill) with its recoverable amount (the higher of its fair value less costs to sell and its value in use) in accordance with K-IFRS No. 1036, 'Impairment of Assets.'
Any recognized impairment loss is not allocated to any asset (including goodwill) that forms part of the carrying amount of the investment in subsidiaries and associates. Furthermore, the reversal of an impairment loss is recognized to the extent that the recoverable amount of such investment assets subsequently increases in accordance with K-IFRS No. 1036, 'Impairment of Assets.'

3. New Standards and Interpretations Adopted During the Year and Resulting Changes in Accounting Policies

The Company has applied the following standards and amendments for the first time for the annual reporting period commencing on January 1, 2025.
(1)Amendments to K-IFRS No. 1021 'The Effects of Changes in Foreign Exchange Rates' - Lack of Exchangeability
It requires assessing the exchangeability of a currency and, if it is not exchangeable into another currency, estimating the spot exchange rate and disclosing related information. There is no material impact on the financial statements from the amendments to the relevant standards.

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024
4. Significant Accounting Policies
The principal accounting policies applied in the preparation of these separate financial statements in accordance with the K-IFRS are set out below. These policies have been consistently applied to all years presented, except if mentioned otherwise in Note 3.
(1) Investment in subsidiaries, joint ventures, and associates
These separate financial statements are prepared and presented in accordance with K-IFRS No. 1027, Separate Financial Statements. The Company applies the cost method to investments in subsidiaries, associates, and joint ventures in accordance with K-IFRS No. 1027 (Note 8). Dividends from subsidiaries, associates, and joint ventures are recognized in profit or loss when the right to receive the dividends is established.
(2) Cash and Cash equivalents
Cash and cash equivalents include cash on hand, deposits held at call with financial institutions, and other short-term investments with original maturities of three months or less that are readily convertible to known amounts of cash.
3) Financial Assets
(a) Classification
At initial recognition, the Company classifies its financial assets in the following measurement categories:

•measured at fair value through profit or loss;
•measured at fair value through other comprehensive income; and
•measured at amortized cost.

The classification depends on the Company’s business model for managing the financial assets and the contractual terms of the cash flows.

For financial assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income. For investments in debt instruments, this will depend on the business model in which the investment is held. The Company reclassifies debt investments when, and only when its business model for managing those assets changes.
For investments in equity instruments that are not held for trading, this will depend on whether the Company has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income. Changes in fair value of equity instruments not elected as equity investment at fair value through other comprehensive income will be recognized in profit or loss.
(b) Measurement
At initial recognition, the Company measures a financial asset at its fair value plus, for a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to its acquisition. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024
4. Significant Accounting Policies, Continued
(3) Financial Assets, Continued
(b) Measurement, Continued
Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.
(i) Debt instruments
Subsequent measurement of debt instruments depends on the Company’s business model for managing the asset and the cash flow characteristics of the asset. The Company classifies its debt instruments into one of the following three measurement categories:
•Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method.
•Fair value through other comprehensive income: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at fair value through other comprehensive income. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment loss (reversal of impairment loss), interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method. Foreign exchange gains and losses are presented in ‘finance income or costs’ and impairment losses are presented in ‘other non-operating expenses’.

•Fair value through profit or loss: Assets that do not meet the criteria for amortized cost or fair value through other comprehensive income are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and presented net in the statement of profit or loss within ‘finance income or costs’ in the year in which it arises.

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024
4. Significant Accounting Policies, Continued
(3) Financial Assets, Continued
(b) Measurement, Continued
(ii) Equity instruments
The Company subsequently measures all equity investments at fair value. Where the Company’s management has elected to present fair value gains and losses on equity investments, which are held for long-term investment or strategic purpose, in other comprehensive income. There is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment.
Changes in the fair value of financial assets at fair value through profit or loss are recognized in ‘other non-operating income and expenses’ in the statement of profit or loss as applicable. Impairment loss (reversal of impairment loss) on equity investments measured at fair value through other comprehensive income are not reported separately from other changes in fair value.
(c) Impairment
The Company recognizes loss allowances for expected credit losses(“ECLs”) on:
•financial assets measured at amortized cost;
•debt investments measured at fair value through other comprehensive income; and
•contract assets under K-IFRS No. 1115.
The Company measures loss allowances at an amount equal to lifetime ECLs, except for the following, which are measured at 12-month ECLs:
•debt securities that are determined to have low credit risk at the reporting date; and
•other debt securities and bank balances for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.
Loss allowances for accounts and other receivables (including lease receivables) and contract assets are always measured at an amount equal to lifetime ECLs.
When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Company’s historical experience and informed credit assessment, that includes forward-looking information.

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024
4. Significant Accounting Policies, Continued
(3) Financial Assets, Continued
(c) Impairment, Continued
The Company considers a financial asset to be in default when:
•the debtor is unlikely to pay its obligations to the Company in full, without recourse by the Company to actions such as realizing security (if any is held); or
•the financial asset is more than 90 days past due.
Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.
12-month ECLs are the portion of ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Company is exposed to credit risk.
ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive). ECLs are discounted at the effective interest rate of the financial asset.
At each reporting date, the Company assesses whether financial assets carried at amortized cost and debt securities at fair value through other comprehensive income are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.
Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. For debt securities at fair value through other comprehensive income, the loss allowance is charged to profit or loss.
(d) Recognition and Derecognition
Regular way purchases and sales of financial assets are recognized or derecognized on trade-date, the date on which the Company commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

If a transfer does not result in derecognition because the Company has retained substantially all the risks and rewards of ownership of the transferred asset, the Company continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received.

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024
4. Significant Accounting Policies, Continued
(3) Financial Assets, Continued
(e) Offsetting of financial instruments
Financial assets and liabilities are offset and the net amount reported in the statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Company or the counterparty.
(4) Accounts receivable
Accounts receivable are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components when they are recognized at fair value. Accounts receivables are subsequently measured at amortized cost using the effective interest method, less loss allowance.
(5) Property and Equipment
Property and equipment are initially measured at cost. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.
Property and equipment, subsequently, are carried at cost less accumulated depreciation and accumulated impairment losses. Subsequent costs are recognized in the carrying amount of property and equipment at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be reliably measured.
Depreciation of all property and equipment, except for land, is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives as follows:

Estimated Useful Lives
Computer and other equipment	4 years
Furniture and fixture	4 years
Vehicles	4 years
Leasehold improvements	(*)
Right-of-use assets	(*)

(*) The Company depreciates Right-of-use assets and the Leasehold improvements from the commencement date and the available date to the earlier date between the end of the lease term and the expiration date of Right-of-use asset’s useful life using the straight-line method.
Depreciation methods, useful lives, and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024
4. Significant Accounting Policies, Continued
(6) Intangible Assets
Intangible assets, except for goodwill, are initially recognized at its historical cost, and carried at cost less accumulated amortization and accumulated impairment losses.
The Company amortizes intangible assets with a limited useful life using the straight-line method over the following periods:

Estimated Useful Lives
Software	1~3 years
Industrial property rights	10 years
Other intangible assets	1~5 years
Expenditure on research activities is recognized in profit or loss as incurred. Development expenditure is capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditure is recognized in profit or loss as incurred.
The Company entered into a game licensing agreement with a number of third parties to gain exclusive rights to the games developed by those companies. The license fee payments are recognized as other intangible assets and amortized over the term of the contract using the straight-line method.
(7) Impairment of Non-financial Assets

At each reporting date, the Company reviews the carrying amounts of its non-financial assets (other than contract assets, incremental costs of obtaining a contract, costs to fulfil a contract, employee benefit related assets and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amounts to their carrying amounts.

The recoverable amount of an asset or cash generating unit (“CGU”) is the greater of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows, discounted to their present value using an adjusted discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.
An impairment loss is recognized in profit or loss if the carrying amount of an asset or CGU exceeds its recoverable amount.

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024
4. Significant Accounting Policies, Continued
(8) Leases
At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company uses the definition of a lease in K-IFRS No. 1116.
(a) As a lessee
At commencement or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, the Company has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component by class of underlying asset.
The Company determines the lease term as the non-cancellable period of a lease, together with both (a) periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and (b) periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option. When the lessee and the lessor each has the right to terminate the lease without permission from the other party, the Company should consider a termination penalty in determining the period for which the contract is enforceable.
The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.
The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the right-of-use asset reflects that the Company will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.
The Company determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024
4. Significant Accounting Policies, Continued
(8) Leases, Continued
(a) As a lessee, Continued
Lease payments included in the measurement of the lease liability comprise the following:
•fixed payments, including in-substance fixed payments;
•variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•amounts expected to be payable under a residual value guarantee;
•the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.
The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, if the Company changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.
When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.
The Company presents right-of-use assets that do not meet the definition of investment property in ‘Property and equipment’ and lease liabilities in ‘Other current liabilities’ and ‘Other non-current liabilities’ in the statement of financial position.
The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.
(b) As a lessor
At inception or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.
To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Company considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024
4. Significant Accounting Policies, Continued
(8) Leases, Continued
(b) As a lessor, Continued
When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Company applies the exemption described above, then it classifies the sub-lease as an operating lease.

If an arrangement contains lease and non-lease components, then the Company applies K-IFRS No.1115 to allocate the consideration in the contract.
The Company applies the derecognition and impairment requirements in K-IFRS No. 1109 to the net investment in the lease. The Company further regularly reviews estimated unguaranteed residual values used in calculating the gross investment in the lease.
The Company recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘non-operating income’.

(9) Financial Liabilities
(a) Classification and measurement
The Company’s financial liabilities at fair value through profit or loss are financial instruments held for trading. A financial liability is held for trading if it is incurred principally for the purpose of repurchasing in the near term. A derivative that is not designated as a hedging instrument and an embedded derivative that is separated are also classified as held for trading.
The Company classifies non-derivative financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a transfer of financial assets does not qualify for derecognition, as financial liabilities carried at amortized cost and present as ‘accounts payable’, ‘other current liabilities’ and ‘other non-current liabilities’ in the separate statement of financial position.
(b) Derecognition
Financial liabilities are removed from the statement of financial position when it is extinguished; for example, when the obligation specified in the contract is discharged or cancelled or expired or when the terms of an existing financial liability are substantially modified. The difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024
4. Significant Accounting Policies, Continued
(10) Provisions and Contingent Liabilities
Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated.
Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability.
In addition, when there is a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability, a disclosure regarding the contingent liabilities is made in the notes to the financial statements.
(11) Foreign Currency Translation
(a) Functional and presentation currency
Items included in the financial statements of the Company are measured using the currency of the primary economic environment in which it operates (the “functional currency”), which the financial statements in the Company and its branch (Taiwan) are presented in Korean won (KRW) and New Taiwan Dollar (NTD), respectively. The separate financial statements are presented in Korean won, which is the Company’s functional and presentation currency.
(b) Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the exchange rate at the reporting date are generally recognized in profit or loss. They are recognized in other comprehensive income if they relate to qualifying cash flow hedges and qualifying effective portion of net investment hedges in a foreign operation.
Exchange differences arising on non-monetary financial assets and liabilities such as equity instruments at fair value through profit or loss and equity instruments at fair value through other comprehensive income are recognized in profit or loss and other comprehensive income, respectively, as part of the fair value gain or loss.
(12) Statement of cash flows

The Company has elected to present cash flows from operating activities using the indirect method. Cash flows denominated in a foreign currency are reported using the average exchange rate.

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024
4. Significant Accounting Policies, Continued
(13) Revenues from contracts with customers
The Company engages in game licensing, IP licensing, and game publishing businesses.
Revenue is measured at the fair value of the consideration received or receivable for sale of goods or rendering of services arising from the normal course of the business. Revenue is recognized as net amounts excluding value added taxes, returns, rebates and discounts.
(a) Revenue from micro-transaction and subscription
The Company recognizes micro-transaction revenue of online and mobile games when the Company satisfies its performance obligations.
Whether the performance obligations are satisfied depends on the natures of virtual currency and in-game virtual items. Items are categorized into consumable, periodic, and permanent in-game virtual items.
Consumable in-game virtual items are items that are consumed by the specific action of a game user, and periodic in-game virtual items are items that can be used repeatedly during a specified effective period. Permanent in-game virtual items are items that can be used by game users repeatedly without an effective period.
The accounting policy on revenue recognition is described below in relation to micro-transaction revenue from the sales of virtual currency and items.
(i) Online Games
The specific method of recognizing and deferring revenue for virtual currency and consumable, periodic, and permanent items purchased with virtual currency is as follows.
At the end of the reporting period, the Company defers the total amount of remaining virtual currency.
For consumable in-game virtual items, the related revenue is recognized when the in-game virtual item is consumed. The Company defers the revenue for remaining amounts of virtual items owned by active paying users within the estimated user life cycle at the end of the reporting period.
For periodic in-game virtual items, the related revenue is recognized ratably over the effective period. The Company defers the revenue for remaining effective period.
For permanent in-game virtual items, revenue is recognized ratably over the estimated user life cycle. The Company defers the revenue for remaining period of estimated user life cycle at the end of the reporting period.
(ii) Mobile Games
The specific method of recognizing and deferring revenue for virtual currency and consumable, periodic, and permanent items purchased with virtual currency is as follows.
Mobile game users purchase virtual currency that can be used to purchase in-game items. The Company has no refund obligation after the game user purchases virtual currency. At the end of the reporting period, the Company defers the revenue for the remaining virtual currency possessed by active paying users.
4. Significant Accounting Policies, Continued

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024
(13) Revenues from contracts with customers, Continued
(a) Revenue from micro-transaction and subscription, Continued
(ii) Mobile Games, Continued
For consumable in-game virtual items, revenue is recognized when the in-game virtual item is consumed. The Company defers the revenue for remaining virtual items possessed by active users within the estimated user life cycle at the end of the reporting period.
For periodic in-game virtual items with effective period, revenue is recognized ratably over the effective period. The Company defers the revenue for remaining effective period.
For permanent in-game virtual items, revenue is recognized ratably over the estimated user life cycle. The Company defers the revenue for remaining period of estimated user life cycle at the end of the reporting period.
(b) Royalties and License Fees
In connection with the Company’s online and mobile games, the Company enters into license agreement in connection with the right to access the intellectual property, such as game character images and stories. The Company believes that the agreement is a promise to provide a right to the customer to access the related IP because the Company will undertake activities that significantly affect the intellectual property to which the customer has rights, the rights granted by the license directly expose the customer to any positive or negative effects of the Company’s activities, and those activities do not result in the transfer of a good or a service to the customer as those activities occur. Therefore, the Company’s performance obligations in connection with these agreements are satisfied over time.
Since the nature of the license promise is to provide customers with access to the intellectual property of the Company during the license period, the Company's performance obligation corresponds to the performance obligation satisfied over the time, and revenue is recognized over the license period. The Company recognizes revenue for the license fee through the straight-line method during the contract period, and for the running royalty revenue, the revenue is recognized on an accrual basis at the time the revenue distribution is established in accordance with the terms of the contract. When the running royalty revenue based on the contractual royalty rate and the actual revenue of the licensee exceeds the ratably recognized minimum guarantee, the excess amount is then recognized as revenue and accounts receivable.
(c) Other Income (Other Revenue)
Other income consists of revenue from the sale of console games, game character merchandise, animations, and other services. These other services include the sale of mobile applications and website development and operation services for third parties. Revenue from development and operation services for third parties is recognized over time by measuring the progress toward the satisfaction of the performance obligation. The measurement method determines the percentage of completion based on the costs incurred up to the end of the reporting period relative to the total estimated costs of the contract.

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024
4. Significant Accounting Policies, Continued
(13) Revenues from contracts with customers, Continued
(d) Incremental costs of obtaining contract
The Company pays platform processing fees to operate mobile games on third party platforms. These fees are charged based on the game users’ purchases in cash and considered as incremental cost of obtaining contracts with customers and therefore capitalized. The Company presents these costs as prepaid expense and amortizes them to costs of revenue at the same time when the related revenue of the services provided to the game users are recognized.
(14) Current and Deferred Tax
The tax expense for the period consists of current and deferred tax. Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. The tax expense is measured at the amount expected to be paid to the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.
Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation, and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Company measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.
Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the separate financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.
Deferred tax assets are recognized only if it is probable that future taxable amounts will be available to utilize those temporary differences and tax credit.
The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint arrangements, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, the Company recognizes a deferred tax asset for all deductible temporary differences arising from such investments to the extent that it is probable the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis.

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024
4. Significant Accounting Policies, Continued
(15) Employee Benefits
(a) Short-term employee benefits
Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render related services. When an employee has rendered a service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.
(b) Defined contribution pension plan
The Company has a defined contribution pension plan with the related contribution to the pension plan recorded as severance benefit expenses for the employees with service period over a year. The Company recognizes provision for severance benefits for the employees with service period less than a year.
(16) Standards issued but not yet effective
A number of new standards are effective for annual periods beginning after January 1, 2025 and earlier application is permitted; however, the Company has not early adopted the new or amended standards in preparing these separate financial statements.
The following amended standards and interpretations are not expected to have a significant impact on the Company’s separate financial statements.
•Classification and Measurement of Financial Instruments (Amendment to K-IFRS 1109 ‘Financial Instruments’ and K-IFRS 1107 ‘Financial Instruments: Disclosures’)
•Annual Improvements to IFRS Accounting Standards
-K-IFRS 1101 ‘First-time adoption of International Financial Reporting Standards’;
-K-IFRS 1107 ‘Financial instruments: Disclosures’;
-K-IFRS 1109 ‘Financial instruments’;
-K-IFRS 1110 ‘Consolidated Financial Statements’ ; and
-K-IFRS 1007 ‘Statement of cash flows’
K-IFRS 1118 'Presentation and Disclosure in Financial Statements')

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024
5. Cash and cash equivalents
(1) Cash and cash equivalents as of December 31, 2025 and 2024 are as follows:

(In thousands of won)		December 31, 2025	December 31, 2024
Demand deposits, etc.	~~W~~	30,553,616	64,263,198
(2) The Company does not have any restricted cash and cash equivalents as of December 31, 2025 and 2024.

6. Financial Instruments by Category
(1) Carrying amounts of financial instruments by category as of December 31, 2025 and 2024 are as follows:

(In thousands of won)		December 31, 2025	December 31, 2024
Financial assets at amortized cost
Cash and cash equivalents	~~W~~	30,553,616	64,263,198
Short-term financial instruments		389,000,000	278,000,000
Accounts receivable, net		28,536,382	35,651,270
Other receivables, net		3,385,229	3,290,165
Other current financial assets(*1)		3,945,138	5,897,585
Other non-current financial assets(*2)		2,742,526	1,999,836
Financial assets at fair value through profit or loss
Long-term financial assets measured at fair value(*3)		600,000	-
	~~W~~	458,762,891	389,102,054

Since the carrying amount is a reasonable approximation of fair value, it has been excluded from the fair value disclosure.

(*1) Other current financial assets consist of accrued income, deposits and lease receivable.
(*2) Other non-current financial assets consist of deposits and lease receivable.
(*3) Long-term financial assets measured at fair value consist of convertible bonds and are included in other non-current financial assets.

(In thousands of won)		December 31, 2025	December 31, 2024
Financial liabilities at amortized cost
Accounts payable(*1)	~~W~~	18,303,305	18,593,510
Long-term accounts payable		622,745	220,108
Other non-current liabilities		239,868	239,868
Other financial liabilities
lease liabilities(*2)		3,514,786	5,283,984
	~~W~~	22,680,704	24,337,470
Since the carrying amount is a reasonable approximation of fair value, it has been excluded from the fair value disclosure

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024
6. Financial Instruments by Category, Continued
(1) Carrying amounts of financial instruments by category as of December 31, 2025 and 2024 are as follows, continued
(*1) Annual leave allowance, bonus accruals, etc. that should be paid to employees are excluded.
(*2) Lease liabilities were excluded from fair value disclosures in accordance with K-IFRS No. 1107 'Financial Instruments: Disclosures.'

(2) Net income(expenses) from financial instruments for the years ended December 31, 2025 and 2024 are as follows:

(In thousands of won)		2025	2024
Financial assets at amortized cost
Interest income	~~W~~	11,384,704	11,819,137
Differences in foreign currency		285,919	4,834,517
		11,670,623	16,653,654
Financial assets at fair value through profit or loss
Interest income		633	-
	~~W~~	11,671,256	16,653,654

(In thousands of won)		2025	2024
Financial liabilities at amortized cost
Differences in foreign currency	~~W~~	773,184	(1,572,064)
Other financial liabilities
Interest expense		(155,037)	(82,554)
	~~W~~	618,147	(1,654,618)
(3) Fair value hierarchy
Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:
•Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•Level 2: all inputs other than quoted prices included in level 1 that are observable (either directly that is, prices, or indirectly that is, derived from prices) for the asset or liability;
•Level 3: unobservable inputs for the asset or liability.
The fair value of financial instruments traded in an active market is determined based on the quoted market price as of the end of the reporting period. If the quoted prices are readily and regularly available through exchanges, sellers, brokers, industry groups, rating agencies or regulators and such prices represent actual market transactions that occur regularly between independent parties, they are considered active markets. These products are included in Level 1.
The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. These valuation techniques use as much market observable information as possible and use the least amount of company-specific information. At this time, if all the significant input variables required to measure the fair value of a good are observable, the good is included in Level 2.

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024
6. Financial Instruments by Category, Continued
(3) Fair value hierarchy, Continued
If more than one significant input variable is not based on observable market information, the item is included in Level 3.
The valuation techniques used to measure the fair value of a financial instrument include:
- Market price or dealer price of a similar financial instrument
- The fair value of derivative instruments is determined by discounting the amount to present value using the leading exchange rate as of the end of the reporting period
For the other financial instruments, the Company applied other valuation techniques such as discounted cash flow, etc.

The following table presents the amounts by fair value hierarchy as of the end of the current reporting period

	Level 1	Level 2	Level 3	Total
Fair value measurements
Long-term financial assets measured at fair value	-	-	600,000	600,000

7. Accounts and Other Receivables
(1) Accounts and other receivables as of December 31, 2025 and 2024 are as follows:

(In thousands of won)		December 31, 2025		December 31, 2024
		Accounts receivable	Other receivables	Accounts receivables	Other receivables
Non-related party	~~W~~	14,080,688	48,079	21,571,967	308,157
Related party		14,495,891	3,372,245	14,121,140	3,101,062
Less: Loss allowance		(40,197)	-	(41,837)	-
	~~W~~	28,536,382	3,420,324	35,651,270	3,409,219
(2) Changes in the loss allowance of accounts receivable during the years ended December 31, 2025 and 2024 are as follows:

(In thousands of won)		Accounts receivable
		2025	2024
Beginning balance	~~W~~	41,837	12,007
(Reversal of) Bad debt expenses		442	29,830
Write-off		(2,082)	-
Ending balance	~~W~~	40,197	41,837

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024
7. Accounts and Other Receivables, Continued
(3)Expected credit losses (ECLs) and credit risk exposures for accounts and other receivables as of December 31, 2025 and 2024 are as follows:
(a) Accounts receivable

(In thousands of won)	December 31, 2025
	Expected loss rate(%)		Carrying amount	Loss allowance
Not due or overdue for less than 90 days	0.10	~~W~~ 	28,406,085	27,574
More than 90 days ~ Less than 180 days	0.25		158,003	401
More than 180 days ~ Less than 270 days	33.76		311	105
More than 270 days ~ Less than 1 year	61.35		163	100
More than 1 year	100.00		12,017	12,017
		~~W~~ 	28,576,579	40,197

(In thousands of won)	December 31, 2024
	Expected loss rate(%)		Carrying Amount	Loss allowance
Not due or overdue for less than 90 days	0.08	~~W~~ 	35,653,617	27,574
More than 90 days ~ Less than 180 days	0.44		25,248	401
More than 180 days ~ Less than 270 days	100.00		2,023	105
More than 270 days ~ Less than 1 year	100.00		4,430	100
More than 1 year	100.00		7,789	12,017
		~~W~~ 	35,693,107	40,197

(b) Other receivables

(In thousands of won)	December 31, 2025
	Expected loss rate(%)		Carrying amount	Loss allowance
Not due or overdue for less than 90 days	0.00	~~W~~ 	3,420,324	-
More than 90 days ~ Less than 180 days	0.00		-	-
		~~W~~ 	3,420,324	-

(In thousands of won)	December 31, 2024
	Expected loss rate(%)		Carrying amount	Loss allowance
Not due or overdue for less than 90 days	0.00	~~W~~ 	3,403,128	-
More than 90 days ~ Less than 180 days	0.00		6,091	-
		~~W~~ 	3,409,219	-

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024
7. Accounts and Other Receivables, Continued
(3)ECLs and credit risk exposures for accounts and other receivables as of December 31, 2025 and 2024 are as follows, Continued:
In assessing the recoverability of accounts and other receivables, the Company considers changes in the credit rating of accounts and other receivables from the commencement of the credit to the end of the reporting period.

The Company applies simplified approach for accounts and other receivables to measure the loss allowance at an amount equal to lifetime expected credit losses. To measure the expected credit losses, accounts and other receivables are grouped based on credit risk characteristics and the duration of past due balances. ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls. The Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes the Company’s historical experience and informed credit assessment, that includes forward-looking information.

8. Investment in Subsidiaries

(1)Details of investment in subsidiaries as of December 31, 2025 and 2024 are as follows:

				Percentage of ownership (%)
Subsidiary	Location	Main business	Fiscal year end	December 31, 2025	December 31, 2024
Gravity Interactive, Inc.	USA	Online and mobile game services	December	100.00	100.00
Gravity NeoCyon, Inc.(*1)	Korea	Mobile Game Development and Service	December	100.00	100.00
Gravity Communications Co., Ltd.	Taiwan	Online and mobile game services	December	100.00	100.00
PT. Gravity Game Link.	Indonesia	Online and mobile game services	December	70.00	70.00
Gravity Game Tech Co., Ltd.	Thailand	Online and mobile game services	December	100.00	100.00
Gravity Game Arise Co., Ltd.	Japan	Online and mobile game services	December	100.00	100.00
Gravity Game Hub PTE., Ltd.	Singapore	Online and mobile game services	December	100.00	100.00
Gravity Game Vision Limited.	Hongkong	Online and mobile game services	December	100.00	100.00
Gravity Game Unite SDN.BHD(*2).	Malaysia	Online and mobile game services	December	100.00	-
(*1) Gravity NeoCyon, Inc. was acquired an additional 0.47% during the year ended December 31, 2024 with 100% ownership interest held by the Parent Company.
(*2) Gravity Game Unite SDN. BHD was established in March 2025 and was included as a subsidiary for the year ended December 31, 2025.

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024
8. Investment in Subsidiaries, Continued
(2)Changes in investment in subsidiaries for the years ended December 31, 2025 and 2024 are as follows:

(In thousands of won)		2025
Subsidiary		Beginning balance	Acquisition	Impairment (reversal)	Ending balance
Gravity Interactive, Inc. (*1)	~~W~~	-	-	10,580,150	10,580,150
Gravity NeoCyon, Inc.		8,737,422	-	-	8,737,422
Gravity Communications Co., Ltd.		5,681,415	-	-	5,681,415
PT. Gravity Game Link.		2,483,407	-	-	2,483,407
Gravity Game Tech Co., Ltd.		7,130,555	-	-	7,130,555
Gravity Game Arise Co., Ltd. (*2)		18,378,045	1,952,740	(13,403,000)	6,927,785
Gravity Game Hub PTE., Ltd.		6,332,621	-	-	6,332,621
Gravity Game Vision Limited.		633,282		-	633,282
Gravity Game Unite SDN.BHD.(*3)		-	729,878	-	729,878
	~~W~~	49,376,747	2,682,618	(2,822,850)	49,236,515

(*1) After re-evaluating the impairment losses recognized in periods prior to 2024, an impairment reversal of 10,580,150 thousand KRW was recognized.
(*2) During the current period, an impairment loss of 13,403,000 thousand KRW was recognized as the recoverable amount of Gravity Game Arise Co., Ltd. fell below its carrying amount.
(*3) During the current period, Gravity Game Unite SDN.BHD. was established with a 100% equity interest.

{In thousands of won)		2024
Subsidiary		Beginning balance	Acquisition	Ending balance
Gravity Interactive, Inc.(*1)	~~W~~	-	-	-
Gravity NeoCyon, Inc. (*2)		5,637,089	3,100,333	8,737,422
Gravity Communications Co., Ltd.		5,681,415	-	5,681,415
PT. Gravity Game Link.		2,483,407	-	2,483,407
Gravity Game Tech Co., Ltd. (*3)		3,407,555	3,723,000	7,130,555
Gravity Game Arise Co., Ltd. (*3)		11,275,865	7,102,180	18,378,045
Gravity Game Hub PTE., Ltd.		6,332,621	-	6,332,621
Gravity Game Vision Limited.		633,282	-	633,282
	~~W~~	35,451,234	13,925,513	49,376,747

(*1) Prior to 2024, the entire amount was recognized as an impairment loss as the recoverable amount fell below the carrying amount.
(*2) During the year ended December 31, 2024, the Company participated in a paid-in capital increase through the issuance of new shares by Gravity Neocyon Inc., increasing its equity interest to 99.73%, and subsequently became a 100% wholly-owned subsidiary by purchasing an additional 0.27% through the exercise of minority shareholders' appraisal rights.
(*3) During the year ended December 31, 2024, the Company participated in the paid-in capital increases conducted by Gravity Game Tech Co., Ltd. and Gravity Game Arise Co., Ltd., and there were no changes in the equity interest percentage.

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024
8. Investment in Subsidiaries, Continued
(3) Summary of financial information of subsidiaries for the current and prior periods is as follows:

(In thousands of won)	2025
Subsidiary		Total assets	Total liabilities	Revenue	Profit (loss) for the year
Gravity Interactive, Inc.	~~W~~	42,811,520	29,821,998	193,942,577	2,016,809
Gravity NeoCyon, Inc.		14,586,231	3,380,018	18,287,248	487,256
Gravity Communications Co., Ltd.		33,271,379	8,164,808	45,735,096	5,846,620
PT. Gravity Game Link.		2,429,974	735,538	2,961,141	(514,617)
Gravity Game Tech Co., Ltd.		66,438,880	12,474,843	46,040,690	9,776,017
Gravity Game Arise Co., Ltd.		11,527,830	5,729,683	14,995,225	(2,513,369)
Gravity Game Hub PTE., Ltd.		52,912,619	9,761,767	74,135,929	1,346,603
Gravity Game Vision Limited.		51,911,717	19,013,461	94,875,222	11,296,112
Gravity Game Unite SDN.BHD.		945,080	431,236	28,194	(265,995)

(In thousands of won)	2024
Subsidiary		Total assets	Total liabilities	Revenue	Profit (loss) for the year
Gravity Interactive, Inc.	~~W~~	28,078,172	16,855,468	39,938,248	73,691
Gravity NeoCyon, Inc.		15,000,011	4,281,053	20,315,748	1,771,492
Gravity Communications Co., Ltd.		27,121,263	6,687,225	35,188,837	1,754,375
PT. Gravity Game Link		2,693,086	366,844	1,475,922	(50,963)
Gravity Game Tech Co., Ltd.		72,122,833	23,779,945	48,771,433	6,860,364
Gravity Game Arise Co., Ltd.		7,712,161	1,192,327	5,574,326	(6,237,282)
Gravity Game Hub PTE., Ltd.		68,727,648	13,683,947	89,256,880	13,815,260
Gravity Game Vision Limited.		72,467,900	26,755,643	160,067,411	21,945,899

9. Property and Equipment
(1) Details of property and equipment as of December 31, 2025 and 2024 are as follows:

(In thousands of won)		December 31, 2025			December 31, 2024
		Acquisition cost	Accumulated depreciation	Carrying amount	Acquisition cost	Accumulated depreciation	Carrying amount
Computer and other equipment	~~W~~	4,648,952	(3,882,486)	766,466	4,184,481	(3,546,324)	638,157
Furniture and fixture		907,148	(861,376)	45,772	891,343	(804,324)	87,019
Vehicles		9,101	(9,101)	-	9,101	(9,101)	-
Leasehold improvements		1,602,967	(1,566,386)	36,581	1,588,067	(1,496,534)	91,533
Right-of-use assets		5,752,800	(2,517,815)	3,234,985	5,976,408	(1,448,621)	4,527,787
	~~W~~	12,920,968	(8,837,164)	4,083,804	12,649,400	(7,304,904)	5,344,496

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024
9. Property and Equipment, Continued
(2) Changes in property and equipment for the years ended December 31, 2025 and 2024 are as follows:

(In thousands of won)		2025
		Computer and other equipments	Furniture and fixture	Vehicles		Leasehold improvements	Right-of-use assets	Total
Beginning balance	~~W~~	638,157	87,019	-		91,533	4,527,787	5,344,496
Acquisitions		504,330	17,296	-		14,900	471,212	1,007,738
Depreciation		(376,021)	(58,543)	-		(69,852)	(1,764,014)	(2,268,430)
Ending balance	~~W~~	766,466	45,772	-	-	36,581	3,234,985	4,083,804

(In thousands of won)		2024
		Computer and other equipments	Furniture and fixture	Vehicles		Leasehold improvements	Right-of-use assets	Total
Beginning balance	~~W~~	761,436	170,628	1,327		267,058	2,979,153	4,179,602
Acquisitions		192,296	17,248	-		-	3,492,595	3,702,139
Depreciation		(315,575)	(100,857)	(1,327)		(175,525)	(1,943,961)	(2,537,245)
Ending balance	~~W~~	638,157	87,019	-	-	91,533	4,527,787	5,344,496

(3) Classification of depreciation expenses in the statements of comprehensive income for the years ended December 31, 2025 and 2024 are as follows:

(In thousands of won)		2025	2024
Cost of revenues	~~W~~	633,938	578,098
Selling, general and administrative expenses(*)		1,634,492	1,959,147
	~~W~~	2,268,430	2,537,245
(*) The depreciation expenses recognized as the research and development included in selling, general and administrative expenses was ~~W~~25,774 thousand and ~~W~~33,388 thousand, respectively, for the years ended December 31, 2025 and 2024.
(4) As of December 31, 2025 and 2024, there are no property and equipment that are pledged as collateral for the Company’s debts.

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024
10. Intangible Assets
(1) Details of intangible assets as of December 31, 2025 and 2024 are as follows:

(In thousands of won)		December 31, 2025			December 31, 2024
		Acquisition cost	Accumulated amortization(*)	Carrying amount	Acquisition cost	Accumulated amortization (*)	Carrying amount
Software	~~W~~	15,012,212	(13,063,776)	1,948,436	14,572,103	(12,807,213)	1,764,890
Patents		2,070,648	(993,521)	1,077,127	1,723,078	(854,875)	868,203
Other intangible assets		9,177,670	(5,918,683)	3,258,987	8,965,066	(4,832,266)	4,132,800
	~~W~~	26,260,530	(19,975,980)	6,284,550	25,260,247	(18,494,354)	6,765,893

(*) Accumulated amortization includes the amount of accumulated impairment loss.

(2) Changes in intangible assets for the years ended December 31, 2025 and 2024 are as follows:

(In thousands of won)		2025
		Software	Patents	Other intangible assets	Total
Beginning balance	~~W~~	1,764,890	868,203	4,132,800	6,765,893
Acquisitions		1,459,690	353,193	1,906,560	3,719,443
Amortization		(1,276,144)	(139,810)	(2,437,195)	(3,853,149)
Disposals		-	(4,459)	(67)	(4,526)
Impairment loss(*)		-	-	(29,111)	(29,111)
Miscellaneous		-	-	(314,000)	(314,000)
Ending balance	~~W~~	1,948,436	1,077,127	3,258,987	6,284,550
(*) The Company recognized ~~W~~29,111 thousand of impairment loss as carrying amount of the other intangible assets exceeded recoverable amount as of December 31, 2025.

(In thousands of won)		2024
		Software	Patents	Other intangible assets	Total
Beginning balance	~~W~~	2,650,843	611,348	2,727,405	5,989,596
Acquisitions		375,073	366,916	2,966,618	3,708,607
Amortization		(1,261,026)	(110,061)	(1,148,240)	(2,519,327)
Disposals		-	-	(2,839)	(2,839)
Impairment loss(*)		-	-	(410,144)	(410,144)
Ending balance	~~W~~	1,764,890	868,203	4,132,800	6,765,893
(*) The Company recognized ~~W~~410,144 thousand of impairment loss as carrying amount of other intangible assets license exceeded recoverable amount as of December 31, 2024.

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024
10. Intangible Assets, Continued
(3) Classification of amortization in the statements of comprehensive income for the years ended December 31, 2025 and 2024 are as follows:

(In thousands of won)		2025	2024
Cost of revenues	~~W~~	2,039,299	696,451
Selling, general and administrative expenses(*)		1,813,850	1,822,876
Total	~~W~~	3,853,149	2,519,327

(*) The amortization recognized as the research and development included in selling, general and administrative expenses was ~~W~~552,191 thousand and ~~W~~528,382 thousand, respectively, for the years ended December 31, 2025 and 2024.

11. Other non-current assets

(In thousands of won)		December 31, 2025	December 31, 2024
Prepaid Expenses(*)	~~W~~	13,974,836	5,958,410
Others		555,121	318,909
	~~W~~	14,529,957	6,277,319
(*) It consists of minimum guaranteed royalties and technical support fee.

12. Employee Benefit
The expenses recognized in relation to defined contribution plan for the years ended December 31, 2025 and 2024 are ~~W~~2,001,438 thousand and ~~W~~1,868,777 thousand, respectively.

13. Commitments
(1) The Company enters into game licensing agreements with several external game developers to secure exclusive rights to games developed by third parties; down payments paid are recognized as other intangible assets, and minimum guarantee royalties (Minimum Guarantee) are recorded as other non-current assets. In this regard, the amount of future payment commitments under these contracts, which have not been recognized as liabilities as of the end of the current period, is KRW 2,713,461 thousand (end of the previous period: KRW 4,159,526 thousand).
(2) As of the end of the current period, the Company is provided with payment guarantees of KRW 110,400 thousand from Seoul Guarantee Insurance Co., Ltd. in relation to performance contracts, etc.

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024
14. Share Capital and Capital Surplus
(1) Details of common shares as of December 31, 2025 and 2024 are as follows:

(In won and in number of shares)		December 31, 2025	December 31, 2024
Number of authorized shares		40,000,000	40,000,000
Value per share	~~W~~	500	500
Number of shares issued		6,948,900	6,948,900
Common shares	~~W~~	3,474,450,000	3,474,450,000

(2) Details of capital surplus as of December 31, 2025 and 2024 are as follows:

(In thousands of won)		December 31, 2025	December 31, 2024
Additional paid-in capital	~~W~~	25,357,547	25,357,547
Other capital surplus		2,125,136	2,125,136
	~~W~~	27,482,683	27,482,683

(3) Details of retained earnings as of December 31, 2025 and 2024 are as follows:

(In thousands of won)		December 31, 2025	December 31, 2024
Unappropriated retained earnings	~~W~~	470,517,336	387,696,602

(4) According to the Company's Articles of Incorporation, the Company may issue 2,000,000 shares of preferred stock without voting rights, and there are no preferred shares issued as of December 31, 2025.

(5) Statements of appropriation of retained earnings as of December 31, 2025 and 2024 are as follows:

Date of appropriation for 2025: March 27, 2026
Date of appropriation for 2024: March 31, 2025

(In thousands of won)		2025	2024
Retained earnings available for appropriation
Unappropriated retained earnings carried over from prior year	~~W~~	387,696,602	299,804,247
Profit for the year		82,820,734	87,892,355
		470,517,336	387,696,602
Appropriation of retained earnings		-	-
Unappropriated retained earnings to be carried forward	~~W~~	470,517,336	387,696,602

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024
15. Revenue from Contracts with Customers
(1) Details of revenue from contracts with customers based on the service contract type and the timing of satisfaction of performance obligations are as follows:

(In thousands of won)		2025	2024
Service contract
Micro transaction & Subscription revenue	~~W~~	42,845,074	55,715,793
Online games		7,461,772	7,082,103
Mobile games		35,383,302	48,633,690
Royalties & License fees		141,099,580	122,883,827
Online games		30,458,406	29,395,858
Mobile games		110,641,174	93,487,969
Others		2,176,291	703,205
		186,120,945	179,302,825
Major geographic market
Taiwan		39,416,747	35,999,911
Korea		27,432,485	41,978,248
Thailand		14,940,379	17,870,330
Japan		26,839,412	17,417,846
United States of America		8,787,987	4,658,647
Philippines		14,777,585	15,384,318
Indonesia		14,128,912	3,687,011
Malaysia		2,582,075	3,806,480
China		10,888,100	15,520,914
Brazil		4,128,262	6,812,422
Hongkong		3,708,233	44,189
Others		18,490,768	16,122,509
		186,120,945	179,302,825
Timing of satisfaction of performance obligations
At a point in time		437,821	13,902
Over time		185,683,124	179,288,923
	~~W~~	186,120,945	179,302,825

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024
15. Revenue from Contracts with Customers, Continued
(2) Accounts receivable, incremental costs of obtaining a contract and contract liabilities related to contracts with customers as of December 31, 2025 and December 31, 2024 are as follows:

(In thousands of won)		December 31, 2025	December 31, 2024
Accounts receivable	~~W~~	28,536,382	35,651,270
Incremental costs of obtaining a contract (Prepaid expenses)		163,828	352,040
Contact liabilities (Deferred revenue)		5,614,150	8,261,474
Micro transaction & Subscription revenue		3,555,707	4,234,981
Royalties and License fees		2,052,605	4,021,493
Other revenue		5,838	5,000

(3)Contract Liabilities The amount of revenue recognized from contract liabilities of the previous period is KRW 5,686,274 thousand in the current period (previous period: KRW 4,286,132 thousand), and it consists of paid contents of KRW 4,234,981 thousand, licenses of KRW 1,449,631 thousand, and others of KRW 1,662 thousand (previous period: paid contents of KRW 3,640,941 thousand and licenses of KRW 645,191 thousand).
(4) Transaction price allocated to unsatisfied performance obligations as of December 31, 2025 and 2024 are as follows:

(In thousands of won)		December 31, 2025	December 31, 2024
Micro transaction & Subscription revenue	~~W~~	3,555,707	4,234,981
Online games		2,930,670	2,966,391
Mobile games		625,037	1,268,590
Royalties and License fees		2,052,605	4,021,493
Online games		58,375	432,523
Mobile games		1,994,230	3,588,970
Other revenue		5,838	5,000
	~~W~~	5,614,150	8,261,474

The Company’s management expects to recognize 92.7% (~~W~~5,204,398 thousand) of the transaction price allocated to contracts that have not been performed as of December 31, 2025 as revenue within 12 months. The remaining 7.3% (~~W~~409,752 thousand) is expected to be recognized as revenue thereafter. The amounts disclosed above do not include variable consideration which is constrained.

(5) Details of incremental costs of obtaining a contract recognized as assets as of December 31, 2025 and 2024 are as follows:

(In thousands of won)		December 31, 2025	December 31, 2024
Incremental costs of obtaining a contract	~~W~~	163,828	352,040
Amortization costs recognized as cost of revenue		352,040	255,003

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024
16. Classification of expenses by nature
Details of classification of expenses by nature for the years ended December 31, 2025 and 2024 are as follows:

(In thousands of won)		2025	2024
Fees and commissions	~~W~~	62,925,586	66,427,377
Advertising expenses		16,014,777	9,643,942
Salaries		32,843,509	28,996,658
Outsourcing expenses		16,784,611	17,318,605
Rent		1,028,672	989,144
Employee benefits		2,679,590	2,328,942
Post-employment benefits		2,015,951	1,873,075
Depreciation		2,268,430	2,537,245
Amortization		3,853,149	2,519,327
Bad debt expenses		442	29,830
Other expenses		2,684,151	2,448,249
	~~W~~	143,098,868	135,112,394
Total expenses consist of cost of sales, selling, general and administrative expenses.

17. Selling, general and administrative expenses
Details of selling, general and administrative expenses for the years ended December 31, 2025 and 2024 are as follows:

(In thousands of won)		2025	2024
Fees and commissions	~~W~~	9,012,972	7,835,387
Advertising expenses		16,014,777	9,643,942
Salaries		17,324,650	15,134,983
Outsourcing expenses		1,919,799	1,162,563
Rent		634,616	607,035
Employee benefits		1,816,211	1,552,039
Post-employment benefits		891,363	867,870
Depreciation		1,608,718	1,925,759
Amortization		1,261,659	1,294,494
Bad debt expenses		442	29,830
Research and development		11,922,638	13,622,253
Others		2,061,821	1,915,411
	~~W~~	64,469,666	55,591,566

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024
18. Finance Income and Costs
(1) Details of finance income for the years ended December 31, 2025 and 2024 are as follows:

(In thousands of won)		2025	2024
Finance income
Interest income	~~W~~	11,385,337	11,819,137
Unrealized foreign currency gain		1,239,070	2,090,788
Gain on foreign currency transactions		5,348,534	6,137,195
	~~W~~	17,972,941	20,047,120

(2) Details of finance costs for the years ended December 31, 2025 and 2024 are as follows:

(In thousands of won)		2025	2024
Finance costs
Interest expense	~~W~~	155,037	82,554
Unrealized foreign currency loss		698,537	789,046
Loss on foreign currency transactions		4,829,964	4,176,484
	~~W~~	5,683,538	5,048,084

19. Other Non-Operating Income and Expenses
(1) Details of other non-operating income for the years ended December 31, 2025 and 2024 are as follows:

(In thousands of won)		2025	2024
Gain on disposal of property and equipment	~~W~~	1,387	977
Reversal of impairment loss on investments in subsidiaries		10,580,150	-
Dividend income		44,937,205	43,120,174
Others		1,596,823	1,024,474
	~~W~~	57,115,565	44,145,625

(2) Details of other non-operating expenses for the years ended December 31, 2025 and 2024 are as follows:

(In thousands of won)		2025	2024
Loss on disposal of property and equipment	~~W~~	-	6,050
Loss on disposal of on intangible assets		4,459	-
Impairment loss on intangible assets		29,111	410,144
Impairment loss on other non-current assets(*)		838,417	572,230
Impairment Losses on investments in subsidiaries		13,403,000	-
Others		6,695	1,157
	~~W~~	14,281,682	989,581
(*) The Company recognized an impairment loss as the recoverable amount was less than the book value of minimum guaranteed royalties for the game in service.

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024
20. Income tax expense
(1) Details of income tax expense for the years ended December 31, 2025 and 2024 are as follows:

(In thousands of won)		2025	2024
Current tax expense
Current year	~~W~~	15,938,955	13,888,982
Deferred tax expense
Changes in net deferred tax assets		(614,326)	564,174
Income tax expense	~~W~~	15,324,629	14,453,156

(2) The differences between the tax expense on the Company’s profit before tax and the amount that would arise using the statutory tax rates applicable to profits of the entities are as follows:

(In thousands of won)		2025	2024
Profit before income tax expense	~~W~~	98,145,363	102,345,512
Income tax using the statutory tax rate		22,209,579	23,179,813
Adjustments:
Expenses not deductible for tax purposes		8,428	472,719
Non taxable income		(10,231,415)	(9,493,229)
Foreign tax payment		3,902,727	3,456,615
Tax credit		(1,420,570)	(1,401,333)
Corporate tax on unappropriated earnings		-	94,943
Others		855,880	(1,856,372)
		(6,884,950)	(8,726,657)
Income tax expense	~~W~~	15,324,629	14,453,156
Effective tax rate		16%	14%

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024
20. Income tax expense, Continued
(3)Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2025 and 2024 are as follows:

(In thousands of won)		2025			2024
		Beginning balance	Increase (Decrease)	Ending balance	Beginning balance	Increase (Decrease)	Ending balance
Accrued income	~~W~~	(974,020)	106,123	(867,897)	(654,585)	(319,435)	(974,020)
Property and equipment		67,243	(11,080)	56,163	50,096	17,147	67,243
Intangible assets		81,954	33,284	115,238	663,339	(581,385)	81,954
Accounts Payable		1,170,507	(103,286)	1,067,221	853,592	316,915	1,170,507
Accrued expenses		277,193	(23,339)	253,854	255,603	21,590	277,193
Retirement benefit provision liabilities		31,150	5,032	36,182	34,634	(3,484)	31,150
Allowance for doubtful accounts		-	-	-	1,092,898	(1,092,898)	-
Asset retirement obligation		77,813	7,211	85,024	81,970	(4,157)	77,813
Disallowed foreign tax credit Carryforward		411,782	244,213	655,995	915,518	(503,736)	411,782
Others		282,909	220,294	503,203	539,429	(256,520)	282,909
Sub-total(Ⅰ)	~~W~~	1,426,531	478,452	1,904,983	3,832,494	(2,405,963)	1,426,531
Deferred tax due to tax credit carry-forward(Ⅱ)		2,077,705	135,874	2,213,579	235,916	1,841,789	2,077,705
Deferred tax assets (Ⅰ+Ⅱ+Ⅲ) (*)	~~W~~	3,504,236	614,326	4,118,562	4,068,410	(564,174)	3,504,236

(*) The future realizability of deferred tax assets is assessed by taking into consideration various factors such as the Company's performance, the overall economic environment and industry outlook, expected future earnings, and deductible period of tax credit carry-forward. The Company periodically monitors those factors used in assessing the realizability of the deferred tax assets. As of December 31, 2025, the Company has recognized deferred tax assets related to temporary differences, carry-forward losses and tax credit carry-forward, which can be utilized based on the likelihood of future taxable income. This amount may change if the estimate for future taxable income changes.

(4) The gross balances of deferred tax assets and liabilities for the years ended December 31, 2025 and 2024, is as follows:

(In thousands of won)		2025	2024
Deferred tax assets
- Deferred tax assets to be recovered after more than 12 months	~~W~~	1,197,030	1,498,357
- Deferred tax assets to be recovered within 12 months		5,041,106	4,705,577
Sub-total		6,238,136	6,203,934
Deferred tax liabilities
- Deferred tax liabilities to be recovered after more than 12 months		(849,890)	(1,018,770)
- Deferred tax liabilities to be recovered within 12 months		(1,269,684)	(1,680,928)
Sub-total		(2,119,574)	(2,699,698)
Deferred tax assets (liabilities), net	~~W~~	4,118,562	3,504,236

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024
20. Income tax expense, Continued
(5) As of December 31, 2025, the Company did not recognize deferred income tax asset for the temporary difference of ~~W~~ 24,986,086 thousand relating to investments in subsidiaries as it is not probable such temporary differences can be utilized in the foreseeable future.
(6) The impact of the global minimum tax
Under Pillar Two legislation, the Company is required to pay additional tax for the difference between the GloBE effective tax rate of each jurisdiction in which its constituent entities are located and the minimum tax rate of 15%. Except for Gravity Game Vision Limited, which operates in Hong Kong, all entities within the consolidated group have GloBE effective tax rates exceeding 15% in their respective jurisdictions. In the case of additional tax incurred in Hong Kong, it is paid directly to the Hong Kong tax authorities following the introduction of the QDMTT in that jurisdiction, and thus there is no additional Pillar Two-related tax for the Company to recognize as income tax expense in the current period. Meanwhile, the exception for the recognition and disclosure of related deferred tax assets and liabilities has been applied.

21. Cash flow information
(1) Adjustments for calculating cash generated from operations for the years ended December 31, 2025 and 2024 are as follows:

(In thousands of won)		2025	2024
Adjustments for:
Depreciation	~~W~~	2,268,430	2,537,245
Amortization		3,853,149	2,519,327
Bad debt expense		442	29,830
Interest expense		155,037	82,554
Unrealized foreign currency loss		698,537	789,046
Impairment loss on intangible assets		29,111	410,144
Loss on disposal of on intangible assets		4,459	-
Loss on disposal of on property and equipment		-	6,050
Impairment Losses on investments in subsidiaries		13,403,000	-
Impairment loss on other non-current assets		838,417	572,230
Retirement benefit expenses		14,513	(5,703)
Income tax expense		15,324,629	14,453,156
Unrealized foreign currency gain		(1,239,070)	(2,090,788)
Gain on disposal of property and equipment		(1,387)	(977)
Interest income		(11,385,337)	(11,819,137)
Dividend income		(44,937,205)	(43,120,174)
Reversal of impairment loss on investments in subsidiaries		(10,580,150)	-
	~~W~~	(31,553,425)	(35,637,197)

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024
21. Cash flow information, Continued
(2) Changes in assets and liabilities arising from operating activities for the years ended December 31, 2025 and 2024 are as follows:

(In thousands of won)		2025	2024
Accounts receivable	~~W~~	6,578,474	(2,716,044)
Other receivables		118,170	(1,396,954)
Other non-current assets		(4,404,643)	(1,636,627)
Prepaid expenses		(182,573)	(78,327)
Lease receivable		223,772	242,393
Accounts payable		(1,841,852)	(3,020,614)
Deferred revenue		(2,694,326)	859,037
Long-term Deferred revenue		(3,409)	1,323,516
Withholdings		(234,279)	(400,888)
Accrued expenses		(168,483)	175,947
	~~W~~	(2,609,149)	(6,648,561)

(3) Significant non-cash transactions for the years ended December 31, 2025 and 2024 are as follows:

(In thousands of won)	~~W~~	2025	2024
Reclassification of Prepayment to intangible assets		129,798	212,220
Acquisition of right-of-use assets		471,212	3,492,595
Increase in accounts payable relating to the acquisition of other intangible assets		724,639	2,390,168
Increase in accounts payable relating to the acquisition of software		806,770	292,480
Increase in accounts payable relating to the acquisition of other non-current assets		4,450,200	-

(4) Changes in liabilities arising from financing activities for the years ended December 31, 2025 and 2024 are as follows:

(In thousands of won)		2025	2024
Beginning of the year	~~W~~	5,283,983	3,083,031
Cash flows used in financial activities–payment of lease liabilities		(1,873,674)	(2,069,495)
Cash flows used in operating activities – Interest paid		(145,197)	(77,204)
Non-cash transactions:
Acquisitions – right-of-use asset		104,477	3,492,595
Acquisitions – leases receivables		-	793,666
Interest expense		145,197	77,204
Other		-	(15,814)
Ending of the year	~~W~~	3,514,786	5,283,983

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024
22. Leases
The Company leases offices, vehicles and others. The leases typically run for a period of 1 to 5 years with an option to renew or terminate the lease after that date. There are no restrictions or covenants imposed to leases, but the lease assets are not to be provided as collateral for borrowings.
The Company has a sublease for a portion of the existing lease contract.
(1) As a lessee
(a) Details of right-of-use assets and lease liabilities recognized in the separate statements of financial position as of December 31, 2025 and December 31, 2024 are as follows:

(In thousands of won)		December 31, 2025	December 31, 2024
Right-of-use assets(*1)
Offices	~~W~~	3,114,020	3,794,795
Vehicles		-	121,449
Others		120,965	611,543
	~~W~~	3,234,985	4,527,787
Lease liabilities(*2)
Current		1,338,395	1,869,453
Non-current		2,176,391	3,414,530
	~~W~~	3,514,786	5,283,983

(*1) Right-of-use assets are included in the 'Property and equipment' in the separate statement of financial position.
(*2) Lease liabilities are included in the 'Other current liabilities' and 'Other non-current liabilities' in the separate statement of financial position.
(b) Changes in right-of-use assets for the years ended December 31, 2025 and December 31, 2024 are as follows:

(In thousands of won)		2025
		Offices	Vehicles	Others	Total
Balance as of January 1, 2025	~~W~~	3,794,795	121,449	611,543	4,527,787
Depreciation		(1,151,986)	(121,449)	(490,579)	(1,764,014)
Reassessment		157,775	-	-	157,775
Acquisitions		313,437	-	-	313,437
Balance as of December 31, 2025	~~W~~	3,114,021	-	120,964	3,234,985

(In thousands of won)		2024
		Offices	Vehicles	Others	Total
Balance as of January 1, 2024	~~W~~	1,508,656	367,030	1,103,467	2,979,153
Depreciation		(1,206,457)	(245,581)	(491,924)	(1,943,962)
Acquisitions		3,492,596	-	-	3,492,596
Balance as of December 31, 2024	~~W~~	3,794,795	121,449	611,543	4,527,787

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024
22. Leases, Continued
(1) As a lessee, Continued
(c) Details of amounts recognized in the separate statements of comprehensive income for the years ended December 31, 2025 and December 31, 2024 are as follows:

(In thousands of won)		2025	2024
Interest expense relating to lease liabilities (included in finance cost)	~~W~~	145,197	77,204
Income from sub-lease of right-of-use asset		22,677	4,056
Expense relating to short-term leases		-	-
Expense relating to leases of low-value assets excluding short-term leases		15,840	11,446
(d) Details of amounts recognized in the separate statement of cash flows for the years ended December 31, 2025 and December 31, 2024 are as follows:

(In thousands of won)		2025	2024
Total cash outflows of leases	~~W~~	2,034,711	2,158,144

(2) As a lessor
The Company has sub-leased part of its right-of-use assets. The Company recognized interest income related to the lease receivable amounting to ~~W~~22,677 thousand for the year ended December 31, 2025.
The aging analysis with the amounts expressed in undiscounted lease receivables after the reporting date are as follows:

(In thousands of won)
	Less than 1 Year	1 to 2 Years	2 to 5 Years	Contractual cash flow	Unrealized financial income	Net investment in the lease
~~W~~	216,978	211,084	211,084	639,146	187,046	452,100

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024
23. Financial Risk Management
The Company’s operating activities expose itself to a variety of financial risks: market risk, credit risk and liquidity risk from which the Company’s risk management program focuses on minimizing any adverse effects on its financial performance. The Company operates financial risk management policies and programs that closely monitor and respond to each risk factor.
(1) Capital Risk Management
The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern, so the Company can continue to provide returns and benefits for shareholders and to maintain an optimal capital structure to reduce the cost of capital. The Company monitors capital on the basis of the debt ratio. This ratio is calculated as total debt divided by total capital. The debt ratios as of December 31, 2025 and 2024 are as follows:

(In thousands of won)		December 31, 2025	December 31, 2024
Total liabilities	~~W~~	38,165,030	43,443,153
Total equity		501,474,469	418,653,735
Debt ratio		8%	10%

(2) Market Risk
(a) Foreign exchange risk
The Company is exposed to foreign exchange risk arising from royalty revenues and commission payment primarily with respect to the US dollar etc. The Company’s financial assets and liabilities are exposed to foreign currency risk as of December 31, 2025 and 2024 are as follows:

(In thousands of won, in foreign currencies)
	December 31, 2025
	Assets in foreign Currency	Liabilities in foreign currency	Assets in Korean Won		Liabilities in Korean Won
USD	31,125,581	8,071,445	44,662,528		11,581,746
JPY	667,752,426	275,931,458	6,127,497		2,532,030
EUR	27,179	35,543	45,815		59,915
VND	6,026,400	-	329		-
THB	21,131	-	964		-
IDR	9,851,056	-	843		-
			~~w~~ 	50,837,976	14,173,691

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024
23. Financial Risk Management, Continued
(2) Market Risk, Continued
(a) Foreign exchange risk, Continued

(In thousands of won, in foreign currencies)
	December 31, 2024
	Assets in foreign currency	Liabilities in foreign currency		Assets in Korean Won	Liabilities in Korean Won
USD	26,872,947	9,511,027		39,503,233	13,980,784
JPY	517,686,951	107,933,859		4,848,035	1,010,779
EUR	27,925	32,910		42,689	50,310
IDR	9,270,000	3,243,600		535	187
THB	29,941,192	7,379		1,287,471	317
VND	12,955,000	3,103,944		1,180	283
			~~W~~	45,683,143	15,042,660

The Company measures foreign exchange risk at the exchange rate of 10% for each foreign currency, and the rate of change reflects the management's assessment of the risk of exchange rate fluctuation that can be reasonably experienced. The effects of changes in foreign currency exchange rate on profit before income tax for the years ended December 31, 2025 and 2024 are as follows:

(In thousands of won)		2025		2024
		Increased by 10%	Decreased by 10%	Increased by 10%	Decreased by 10%
USD	~~W~~	3,308,078	(3,308,078)	2,552,245	(2,552,245)
JPY		359,547	(359,547)	383,726	(383,726)
Others		(1,196)	1,196	128,078	(128,078)
	~~W~~	3,666,429	(3,666,429)	3,064,049	(3,064,049)

The sensitivity analysis is based on monetary assets and liabilities denominated in foreign currencies other than the functional currency at the end of the reporting period.
(b) Interest rate risk
There are no borrowings under variable interest rate conditions as of December 31, 2025 and 2024.
(c) Price risk
There are no assets and liabilities exposed to price risk as of December 31, 2025 and 2024.
(3) Credit Risk
Credit risk arises from normal trading and investing activities and occurs when a customer or a counterparty fails to comply with the terms of the contract. In order to manage these credit risks, the Company regularly evaluates the creditworthiness of customers based on their financial condition, past experiences and other factors.

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024
23. Financial Risk Management, Continued
(3) Credit Risk, Continued
The carrying amounts of financial assets represent their maximum exposure to credit risk.
The maximum exposure to credit risk of the Company as of December 31, 2025 and 2024 are as follows:

(In thousands of won)		December 31, 2025	December 31, 2024
Cash and cash equivalents	~~W~~	30,553,616	64,263,198
Short-term financial instruments		389,000,000	278,000,000
Accounts receivable, net		28,536,382	35,651,270
Other receivables, net		3,385,229	3,290,165
Other current financial assets		3,945,138	5,897,585
Oher non-current financial assets		3,342,526	1,999,836
	~~W~~	458,762,891	389,102,054

Cash and cash equivalents and short-term financial instruments are deposited in financial institutions with strong credit ratings. Accounts receivable is mainly due from payment processing companies and platform service providers, which the Company believes have low levels of credit risk.
(4) Liquidity Risk
Liquidity risk management includes the maintenance of sufficient cash and marketable securities, the availability of funds from appropriately committed credit lines, and the ability to settle market positions. The cash flows included in the maturity classification, based on the remaining period to the contractual maturity date, are undiscounted expected cash outflows. The amount due within 12 months is the same as the carrying amount since the effect of the discount is not material. The following table summarizes the financial liabilities of the Company by maturity according to the remaining period from the end of the reporting period to the contractual maturity date.

(In thousands of won)	December 31, 2025
		Carrying value	Less than 3 months	3 months to 1 year	1 to 2 years	2 to 4 years	Total
Accounts payable	~~W~~	18,926,050	17,724,920	578,385	622,745	-	18,926,050
Other liabilities (*)		3,754,654	449,014	979,050	1,248,170	1,232,335	3,908,569
	~~W~~	22,680,704	18,173,934	1,557,435	1,870,915	1,232,335	22,834,619

(*) Other liabilities as of December 31, 2025 consist of lease deposits received and lease liabilities.

(In thousands of won)	December 31, 2024
		Carrying value	Less than 3 months	3 months to 1 year	1 to 2 years	2 to 3 years	Total
Accounts payable	~~W~~	18,813,618	18,418,510	175,000	220,108	-	18,813,618
Other liabilities (*)		5,523,852	513,629	1,500,742	1,374,064	2,431,004	5,819,439
	~~W~~	24,337,470	18,932,139	1,675,742	1,594,172	2,431,004	24,633,057

(*) Other liabilities as of December 31, 2024 consist of lease deposits received and lease liabilities.

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024
24. Related Party Transactions
(1) Related parties of the Company include entities and individuals capable of exercising control or significant influence over the Company and its subsidiaries. Related parties include Gung Ho Online Entertainment, Inc. and its subsidiaries, management and their immediate families.

Ownership interests in subsidiaries as of December 31, 2025 and 2024 are as follows:

Name of entity	Percentage of ownership (%)
	December 31, 2025	December 31, 2024
Gravity Interactive, Inc.	100.00	100.00
Gravity NeoCyon, Inc.	100.00	100.00
Gravity Communications Co., Ltd.	100.00	100.00
PT. Gravity Game Link.	70.00	70.00
Gravity Game Tech Co., Ltd.	100.00	100.00
Gravity Game Arise Co., Ltd.	100.00	100.00
Gravity Game Hub PTE., Ltd.	100.00	100.00
Gravity Game Vision Limited.	100.00	100.00
Gravity Game Unite SDN.BHD.(*)	100.00	-

(*1) Gravity Game Unite SDN. BHD. was newly established in March of the current year and has been included in the consolidated subsidiaries.

(2) Account balances with related parties
Balances of receivables and payables with related parties as of December 31, 2025 and 2024 are as follows:

(In thousands of won)			31-Dec-25		31-Dec-24
Related party	Name of entity		Receivables	Payables	Receivables	Payables
Parent company	GungHo Online Entertainment, Inc.	~~W~~	1,462,997	2,700	3,240,472	2,755
Others	GungHo Online Entertainment America.		1,016	773	573	97,210
Subsidiaries	Gravity Interactive, Inc.		4,265,138	43,555	2,210,555	154,346
	Gravity NeoCyon, Inc.		654,894	1,135,081	245,600	1,617,933
	Gravity Communications Co., Ltd.		766,117	1,173,556	684,193	889,384
	PT. Gravity Game Link.		17,494	21,483	65,658	19,385
	Gravity Game Tech Co., Ltd.		2,089,413	365,130	3,764,723	194,022
	Gravity Game Arise Co., Ltd.		3,365,026	2,140,529	104,986	490,422
	Gravity Game Hub PTE., Ltd.		1,226,749	19,491	1,377,730	4,213
	Gravity Game Vision Limited		4,534,036	60,408	5,711,693	921
	Gravity Game Unite SDN.BHD.		81,355	883	-	-
		~~W~~	18,464,235	4,963,589	17,406,183	3,470,591

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024
24. Related Party Transactions, Continued
(3) Transactions with related parties
The details of transactions with related parties for the years ended December 31, 2025 and 2024 are as follows:

(In thousands of won)		2025
			Revenues
Related party	Name of entity		Royalty	Other
Parent company	GungHo Online Entertainment, Inc.	~~W~~	21,346,669	149,808
Others	GungHo Online Entertainment America		7,241	-
Subsidiaries	Gravity Interactive, Inc.		43,180,175	17,543
	Gravity NeoCyon, Inc.		8	1,007,274
	Gravity Communications Co., Ltd. (*1)		8,888,544	1,974,385
	PT. Gravity Game Link.		262,676	16,898
	Gravity Game Tech Co., Ltd.		8,367,134	7,330,510
	Gravity Game Arise Co., Ltd.		126,935	42,068
	Gravity Game Hub PTE., Ltd.		6,098,636	14,407,633
	Gravity Game Vision Limited.		10,119,458	22,360,590
	Gravity Game Unite SDN.BHD.		-	1,767
		~~W~~	98,397,476	47,308,476

(In thousands of won)			2025
			Purchases
Related party	Name of entity		Royalty	Commission	Other
Parent company	GungHo Online Entertainment, Inc.	~~W~~	-	-	16,764
Others	GungHo Online Entertainment America		10,093	-	-
Subsidiaries	Gravity Interactive, Inc.		-	228,889	-
	Gravity NeoCyon, Inc.		-	9,461,353	9,779
	Gravity Communications Co., Ltd.		-	3,966,471	-
	PT. Gravity Game Link.		-	85,167	-
	Gravity Game Tech Co., Ltd.		-	-	-
	Gravity Game Arise Co., Ltd.		-	3,672,880	9,648,231
	Gravity Game Hub PTE., Ltd.		-	-	10,565
	Gravity Game Vision Limited.		-	-	-
	Gravity Game Unite SDN.BHD.		-	-	-
		~~W~~	10,093	17,414,760	9,685,339

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024
24. Related Party Transactions, Continued
(3) Transactions with related parties, Continued

(In thousands of won)			2024
			Revenues
Related party	Name of entity		Royalty	Other
Parent company	GungHo Online Entertainment, Inc.	~~W~~	16,550,535	-
Others	GungHo Online Entertainment America		559	-
Subsidiaries	Gravity Interactive, Inc.		8,471,468	20,988
	Gravity NeoCyon, Inc.		9,983	363,144
	Gravity Communications Co., Ltd. (*1)		6,127,565	9,298,095
	PT. Gravity Game Link.		127,887	9,108
	Gravity Game Tech Co., Ltd.		7,923,077	10,794,544
	Gravity Game Arise Co., Ltd.		736,752	15,048
	Gravity Game Hub PTE., Ltd.		9,818,028	12,640
	Gravity Game Vision Limited.		17,655,315	23,418,562
		~~W~~	67,421,169	43,932,129

(In thousands of won)			2024
			Purchases
Related party	Name of entity		Royalty	Commission	Other
Parent company	GungHo Online Entertainment, Inc.	~~W~~	-	-	15,946
Others	GungHo Online Entertainment America.		92,326	-	92,331
Subsidiaries	Gravity Interactive, Inc.		-	790,694	2,949
	Gravity NeoCyon, Inc.		-	8,293,146	6,623
	Gravity Communications Co., Ltd.		-	3,311,719	-
	PT. Gravity Game Link		-	81,750	-
	Gravity Game Tech Co., Ltd.		-	-	-
	Gravity Game Arise Co., Ltd.		-	1,553,230	1,966,937
	Gravity Game Hub PTE., Ltd.		-	-	-
	Gravity Game Vision Limited.		-	-	-
		~~W~~	92,326	14,030,539	2,084,786

(*1) Other Revenues include dividend income of ~~W~~44,937,205 thousand and ~~W~~43,120,174 thousand received in 2025 and 2024, respectively.

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024
24. Related Party Transactions, Continued
(4) Other transactions with related parties
Other transactions with related parties for the years ended December 31, 2025 and 2024 are as follows:

(In thousands of won)				Investments
Related party		Name of entity		2025	2024
Subsidiaries		Gravity Game Arise Co., Ltd.	~~W~~	1,952,740	7,102,180
		Gravity NeoCyon, Inc.		-	2,999,994
		Gravity Game Tech Co., Ltd.		-	3,723,000
	df	Gravity Game Unite SDN.BHD.		729,878	-

(5) Key management personnel compensation
The compensation given to key management personnel (registered directors) for the years ended December 31, 2025 and 2024 are as follows:

(In thousands of won)		2025	2024
Salaries	~~W~~	2,578,549	2,184,113